Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements as at June 30, 2008 were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, all of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

 S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

Caledonia Mining Corporation
Consolidated Balance Sheets
Unaudited	(in thousands of Canadian dollars)
	June 30	December 31
	2008	2007
Assets	$	$
Current
Cash and cash equivalents	8,525	76
Accounts receivable	2,886	2,064
Inventories	1,477	2,085
Prepaid expenses	15	17
Assets held for sale	69	166
	12,972	4,408

Capital Assets and Mineral properties held for sale	637	11,424

Investments (Note 1)	29	22
Capital assets (Note 2)	187	213
Mineral properties (Note 3)	13,747	13,425
	14,600	25,084
	27,572	29,492

Liabilities and Shareholders’ Equity
Current
Bank overdraft	-	13
Accounts payable	800	2,743
Liabilities held for sale	24	1,587
	824	4,343

Long term liability (Note 11)	-	11
Asset retirement obligation (Note 4)	842	732
Asset retirement obligation - held for sale (Note 4)	181	311
	1,847	5,397

Shareholders’ Equity
Share capital (Note 5)	196,125	195,006
Contributed surplus	1,108	1,040
Accumulated other comprehensive income/(loss)	(50)	(57)
Deficit	(171,458)	(171,894)
	25,725	24,095
	27,572	29,492

On behalf of the Board:

“ S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the periods ended June 30, 2008, December 31 2007 and 2006

Unaudited

	Share Capital	Contributed Surplus	Broker Warrants	Accumulate other comprehensive income	Deficit	Total
	$	$	$	$	$	$
Balance at December 31, 2005	180,053	923	-		(161,604)	19,372
Shares issued	10,573					10,573
Stock options expense		81				81
Options forfeited		(15)				(15)
Net Loss for the year					(5,675)	(5,675)
Balance at December 31, 2006	190,626	989	-		(167,279)	24,336
Warrants exercised note 5(b)(iv)	4,380					4,380
Adjustment to opening
Balance, change in accounting
Policy				31		31
Stock options expense note 5(c)		61				61
Options forfeited		(10)				(10)
Investments revaluation
To fair value				(88)		(88)
Net Loss for the year					(4,615)	(4,615)
Balance at December 31, 2007	195,006	1,040	-	(57)	(171,894)	24,095
Shares issued	1,119					1,119
Stock options expense note 5(c)		68				68
Investments revaluation
To fair value				7		7
Net Profit for the period					436	436
Balance at June 30, 2008	196,125	1,108		(50)	(171,458)	25,725

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Income/ (Loss)
(in thousands of Canadian dollars except share and per share amounts)
For the three months ended June 30	For the six months ended June 30

Unaudited
	2008	2007	2006	2008	2007	2006
Revenue and operating costs	$	$	$	$	$	$
Revenue from sales	2,883	1,539	(1)	5,387	4,858	-
Operating costs	1,357	1,963	253	2,616	6,358	548
Gross profit (loss)	1,526	(424)	(254)	2,771	(1,500)	(548)

Costs and expenses
General and administrative	747	646	544	1,157	1,041	732
Interest expense/(income)	(71)	44	2	(28)	55	1
Amortization	101	499	11	202	506	20
Unrealised Foreign exchange loss/(gain)	860	(1,975)	2,589	760	452	2,487
Other expense (income) (Note 7)	150	(3)	(3)	150	(11)	(3)
	1,787	(789)	3,143	2,241	2,043	3,237
Income (loss) before discontinued operations	(261)	365	(3,397)	530	(3,543)	(3,784)
Current Income Tax	-	(1)	-	-	(2)	-
Net income(loss) before discontinued operations	(261)	364	(3,397)	530	(3,545)	(3,784)
Discontinued operations (loss)	(24)	(126)	504	(94)	(380)	(1,375)
Net Income/(loss) after discontinued operations	(285)	238	(2,893)	436	(3,925)	(5,159)
Revaluation of Investments to fair value (Note 1)	7	-	-	7	-	-
Comprehensive Income/(Loss)	(278)	238	(2,893)	443	(3,925)	(5,159)

Income/(loss) per share (Note 6)
Basic and diluted from continuing operations	($0.0005)	$0.001	($0.009)	$0.001	($0.008)	($0.010)
Basic and diluted from discontinued operations	-	($0.0005)	$0.002	-	-	($0.003)
Basic and diluted for the year	($0.0006)	$0.0005	($0.007)	$0.0009	($0.008)	($0.013)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars)

Unaudited	For the three months ended June 30			For the six months ended June 30
	2008	2007	2006	2008	2007	2006
Cash provided by (used in)	$	$	$	$	$	$
Operating activities
Income(loss) before discontinued operations	(261)	364	(3,397)	530	(3,545)	(3,784)
Adjustments to reconcile net cash from operations (Note 8)	103	461	18	237	412	59
Changes in non-cash working capital balances (Note 8)	(815)	(1,758)	(3,434)	(2,069)	1,370	(2,688)
	(973)	(933)	(6,813)	(1,302)	(1,763)	(6,413)
Investing activities
Expenditures on capital assets and mineral properties	(269)	(696)	(127)	(500)	(1,380)	(132)
Sale of Barbrook Mine	9,232			9,232
	8,963	(696)	(127)	8,732	(1,380)	(132)
Financing activities
Bank overdraft	-	(598)	(281)	(13)	-	(197)
Shares held in Escrow		-	3,014		-	3,014
Issue of share capital net of issue costs	-	4,380	3,924	1,119	4,380	5,399
	-	3,782	6,657	1,106	4,380	8,216
Cash flow from discontinued operations
Operating activities	(23)	(126)	504	(94)	(380)	(1,375)
Amortization	3	16	954	8	16	1,126
Financing activities	2
Investing activities	-	-	(154)	-	-	(1,184)
	(18)	(110)	1,304	(86)	(364)	(1,433)
Increase (decrease) in cash for the period	7,972	2,043	1,021	8,450	873	238
Cash and cash equivalents, beginning of the period	554	128	293	76	1,298	1,076
Cash and cash equivalents, end of the period	8,526	2,171	1,314	8,526	2,171	1,314

Cash and cash equivalents at end of the period relate to:
Continuing operations	8,526	2,169	1,595	8,526	2,169	1,595
Discontinued operations	(1)	2	(281)	(1)	2	(281)
	8,525	2,171	1,314	8,525	2,171	1,314

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Nature of Business

The Corporation is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, are subject to a hyperinflationary environment and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Basis of Presentation and Going Concern

These unaudited interim consolidated financial statements of Caledonia Mining Corporation (“Caledonia” or the “Corporation”) have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007.

These unaudited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Significant Accounting Policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Corporation's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the following changes in accounting policies:

Adoption of New Accounting Standards

a. Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Value.  It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard.

b. Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The Corporation has included disclosures recommended by these sections in Notes 12 and 13 to these unaudited interim consolidated financial statements.

c. Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not , the consequences.

The Corporation has included disclosures recommended by the new section in Note 14 to these unaudited interim consolidated financial statements

d. Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

.

Recently issued accounting pronouncements issued and not yet effective

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning 1 January 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Corporation is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, or sooner if possible, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Other Existing Accounting Policies

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine has been put up for sale and is thus presented as assets for sale in these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Assets held for sale and discontinued operations

During 2006 Barbrook Mine was subjected to extended industrial action which resulted in damage to infrastructure. As a consequence of this Barbrook was placed on care and maintenance and subsequently the decision was taken to sell Barbrook Mine along with Eersteling Gold Mining Corporation that had been on care and maintenance since 1997.

The sale of Barbrook Mine was concluded on May 31, 2008 and is thus no longer shown as an asset for sale.

The components as shown as held for sale in the Balance Sheet are as follows:

	Eersteling Gold Mine
	June 30	December 31
	2008	2007
	$	$
Capital Assets and mineral properties	637	645
Current Assets	69	78
Current Liabilities	(24)	(38)
Asset Retirement obligation	(181)	(204)

As a consequence of this Eersteling Mine’s results for 2008 are disclosed as discontinued operations and the comparative results include Barbrook and Eersteling. Revenue from discontinued operations for the six months ended June is Nil ($58 in 2007 and $1,722 in 2006). There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method. Included in the statement of operations is an exchange loss for the six month period of $1,191 (Loss $326 – 2007 ) relating to the translation of Blanket Mine. See note 16.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Corporation records its investments in Motapa Diamonds Inc. and in Old Mutual Plc as financial instruments “available for sale” and they are thus have been recorded at fair value.

The fair value of the investment in Motapa Diamonds Inc is $23 ($20 -2007 and $26 – 2006) and the fair value of the shares held in Old Mutual Plc is $6 ($2 – 2007 and $84- 2006).

2.

Capital Assets

      2008

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	2	22
- non-producing (3)	229	229	-
Office equipment	890	847	43
Vehicles	387	277	110
	1,542	1,355	187

 2007

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land - plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	838	49
Vehicles	387	258	129
	1,539	1,326	213

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

3.

Mineral Properties

      2008

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,976	163	4,813
Non-producing - exploration:
Rooipoort , South Africa	4,252	-	4,252
Nunavut, Canada (2)	750	750	-
Goedgevonden, South Africa	115	-	115
Nama, Zambia	3,523	-	3,523
Mulonga, Zambia(2)	1,044	-	1,044
	14,660	913	13,747

2007

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,951	2	4,949
Non-producing - exploration:
Rooipoort , South Africa	4,236	-	4,236
Nunavut, Canada	-	-	-
Goedgevonden, South Africa	102	-	102
Nama, Zambia	3,094	-	3,094
Mulonga, Zambia	1,044	-	1,044
	13,427	2	13,425

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Corporation has entered into strategic alliances with third parties on a Canadian property (Nunavut) and a Zambian property (Mulonga) valued at $0 ($750 – 2006) and $1,044 ($1,044 – 2006) respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties. Due to a lack of recent exploration activity in the Canadian property strategic alliance the carrying value of $750 was written off in 2007. The Zambian strategic alliance partner, Motapa Diamonds Inc., has given notice of its desire to terminate the strategic alliance agreement. The Corporation has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Corporation by Motapa Diamonds Inc.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

4.

Asset Retirement Obligation

	June 30	December 31
	2008	2007
	$	$
Continuing operation- balance at December 31, 2007	732	811
Accretion expense	22	35
Unrealised foreign exchange loss (gain)	88	(114)
Closing balance at June 30, 2008	842	732
Held for sale operations- balance at December 31, 2007	311	364
Accretion expense	-	-
Sale of Barbrook Mine	(106)	-
Unrealised foreign exchange loss (gain)	(24)	(53)
Closing balance – at June 30, 2008.	181	311

The asset retirement obligations relate to Blanket Mine $842 ($732 – 2007 and $811 – 2006) and Eersteling Gold Mine $181 ($204 – 2007 and $239 - 2006) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%. As Eersteling Gold Mine is on care and maintenance no accretion was made in 2008.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance, December 31, 2005	370,715,136	180,053
Issued pursuant to private placement (i)	15,437,626	1,475
Issued pursuant to a private placement (ii)	34,828,259	3,924
Issued pursuant to acquisition (Note 14)	20,000,000	3,014
Issued pursuant to a private placement (iii)	17,000,000	2,160
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (iv)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (v)	12,300,000	1,119
Balance – June 30 , 2008	500,169,280	196,125

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(b) (i)  During December 2005, the Corporation commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(ii)  In April 2006 the Corporation commenced a private placement to raise additional funds. This placement raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant.

(iii)   In July 2006 the Corporation completed a private placement to raise additional funds. This placement of 17,000,000 units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2,160 after expenses.

(iv)

In April and May 2007 shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

(v)

In February 2008 the Corporation commenced a private placement to raise additional funds. This placement raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one share purchase warrant.

 (c)

Stock Option Plans and Stock-Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the Plans, as at June 30, 2008, the Corporation has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
9,950,000	0.235	April 24, 2012
150,000	0.345	June 2, 2012
610,000	0.260	April 29, 2014
200,000	0.260	August 15, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11,2016
200,000	0.110	January 23, 2017
1,100,000	0.1125	May 31, 2012
200,000	0.1125	May 31, 2012
2,370,000	0.155	Mar 18, 2013
20,080,000	0.1870

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2008, 2007 and 2006 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2005	16,898,000	0.21
Granted	450,000	0.13
Forfeited or expired	(110,000)	(0.27)
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(878,000)	(0.33)
Granted	2,370,000	0.155
Options outstanding at June 30, 2008	20,080,000	0.1870

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. A stock option expense of $68 ($61 – 2007) has arisen from the granting of 2,370,000 options during April, 2008.

(d)

Warrants

The Corporation has issued the following common share purchase warrants pursuant to private placements which are outstanding as of June 30, 2008:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,300,000	1 for 1	$0.15	February 21, 2009

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placements	12,300,000
Outstanding June 30, 2008	12,300,000

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

6.

Net Income/ (Loss) Per Share

The net income/ (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective quarter which amounted to 500,169,280 (2007 – 477,344,698; 2006 – 398,142,213).  Fully diluted income/ (loss) per share have not been calculated as it would be anti-dilutive.

7.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2008	2007	2006
	$	$	$
Realised foreign exchange loss on sale of Barbrook Mine	150	-	-
Other	-	(11)	(3)
	150	(11)	(3)

8.

Statement of Cash Flows

Items not involving cash are as follows:

	2008	2007	2006
	$	$	$
Amortization	200	11	20
Rehabilitation accretion	22	(94)	-
Blanket long term liability	(11)	-	-
Share option expenses	68	-	-
Write down of mineral property	-	495	-
Other	(42)	-	39
	237	412	59

The net changes in non-cash working capital balances for operations are as follows:

	2008	2007	2006
	$	$	$
Accounts payable	(1,943)	(3,589)	82
Accounts receivable	(822)	755	461
Inventories	612	4,068	(242)
Prepaid expenses	2	45	(2,989)
Assets held for sale	82	91	-
	(2,069)	1,370	2,688

Supplemental cash flow Information:

	2008	2007	2006
	$	$	$
Interest paid	43	55	1
Tax paid	-	2	-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

9.

Segmental Information

             For the six months ended June 30, 2008

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	5,384	-	-	5,387
Operating costs	-	(2,381)	(235)	-	(2,616)
General and administrative	(973)	(25)	(159)	-	(1,089)
Interest	67	(43)	4	-	28
Amortization	-	(195)	(7)	-	(202)
Foreign exchange gains/(loss)	(31)	(1,022)	242	51	(760)
Other income (expense)	-	-	(150)	-	(150)
Income (loss) for continuing operations	(934)	1,718	(305)	51	530
Discontinued operations (loss)	-	-	(94)	-	(94)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(934)	1,718	(399)	51	436

        For the six months ended June 30, 2007

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	4,855	-	-	4,858
Operating costs	-	(6,114)	(244)	-	(6,358)
General and administrative	(787)	-	(254)	-	(1,041)
Interest	-	(54)	(1)	-	(55)
Amortization	(495)	(3)	(8)	-	(506)
Other income (expense) incl. foreign exchange gains/(loss)	(4)	(1,146)	709	-	(441)
Income (loss) for continuing operations	(1,283)	(2,462)	202	-	(3,543)
Discontinued operations (loss)	-	-	(380)	-	(380)
Income tax expense	-	(2)	-		(2)
Net income (loss) for the year	(1,283)	(2,464)	(178)	-	(3,925)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

10.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2007 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarification of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

   11.      Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established earlier to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employee’s basic salary per year up to a maximum of Z$5,000,000 (old currency). The maximum payout to any employee is Z$5,000,000 (five million Zimbabwe Dollars – old currency) in terms of the current rules. See note 16.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Corporation.

Due to the hyper-inflationary environment in Zimbabwe this liability is shown as Nil in the balance sheet due to the translation of the Zimbabwe dollar value into Canadian dollars.

12.

Fair Value of Financial Instruments

The Corporation has various financial instruments comprising of cash and cash equivalents, trade receivables, investments, accounts payable, bank overdrafts, accrued liabilities and long-term debts.

The various assets and liabilities were classified as follows on adoption:

(i)

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

(ii)

Investments are classified as “assets available for sale”. They are presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

(iii)

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

(iv)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(v)

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

(vi)

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

13.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar? All values are in thousands. See note 16.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	344	165,628,003	2,493
Accounts Receivable	2,685	125,816,000	480
Accounts Payable	10	198,934,160	582

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	3	-	3
Accounts Receivable	26	-	1
Accounts Payable	-	-	1

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who is the sole buyer of gold produced in Zimbabwe, in terms of legislation.

At December 31, 2007 the RBZ owed Blanket Mine US$1,780,000 (one million seven hundred and eighty thousand US dollars) and at June 30,, 2008 this had increased to US$2,685,000 despite having received two payments of US$325,000 and US$1,125,000. The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing seller through the commercial bank system at a negotiated rate.

In light of the recent Monetary Policy Statement, which includes new methods to recover funds owed by the RBZ, no provision has been made against the trade receivable due by the RBZ.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Blanket Mine in Zimbabwe continues to be self funding.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket Mine market value for gold produced.

During the quarter the RBZ bought gold for USD at a discount to the market price of approximately 15% or for Zimbabwe dollars at a price determined by the inter-bank exchange rate, the net price received carried a discount of approximately 15% to the market price.

The profitability of the Blanket Mine is highly correlated to the controlled price paid by RBZ and the hyperinflationary conditions experienced in Zimbabwe, currently 2,000,000% per annum. To the extent that the price of gold increases over time, asset value increases and cash flows improve; conversely, declines in the price of gold directly impact value and cash flows.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

14.

Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes, short-term debt, long-term debt and equity, comprising issued common shares, contributed surplus and retained earnings.

 The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.  To secure additional capital to pursue these plans, the Corporation may attempt to raise additional funds through borrowing and/or the issuance of equity, debt or by securing strategic partners.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at June 30, 2008, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

$000	As at June 30, 2008	As at December 31, 2007
Issued common shares	196,125	195,006
Contributed surplus	1,108	1,040
Other comprehensive income	(50)	(57)
Deficit	(171,458)	(171,894)
Total	25,725	24,095

15.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.

Subsequent Events

On July 31, 2008 Caledonia was advised by Oretech Resources Inc.(“Oretech”) that it was unable to raise the funds required to close the Sale of Shares Agreement for the purchase of Eersteling Gold Mine Limited. In terms of the agreement Caledonia has issued Oretech a notice of default which requires Oretech to conclude the transaction within 14 days or Caledonia may cancel the agreement or exercise other legal remedies. Discussions with Oretech are continuing.

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree during March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. The acquisition of the 51% would be on a “willing buyer willing seller” basis. The statutory instrument enacting the above bill was passed on April 17, 2008. No further action has been taken in this regard.

In the Monetary Policy Statement announced by the Governor of the RBZ on July 30, 2008 the Zimbabwe dollar has been devalued by scrapping 10 zeros from the Zimbabwe dollar. The retention percentage of export proceeds has also been decreased from 65% to 55% i.e. Blanket will only be allowed to retain 55% of proceeds from gold sales in US dollars. The balance of 45% will be converted into Zimbabwe dollars at the interbank rate.

Directors and Management at June 30, 2008

BOARD OF DIRECTORS

OFFICERS

G.R. Pardoe (1) (2) (3) (4)(5)

S. E. Hayden (2) (3) (5) (4)

Chairman of the Board,

President and Chief Executive Officer

Johannesburg, South Africa

Johannesburg, South Africa

S. E. Hayden (2) (3) (5)

 S. R. Curtis (5)

         President and Chief Executive Officer

Vice-President Finance and Chief Financial officer

Johannesburg, South Africa

Johannesburg, South Africa

J. Johnstone

Dr.  T. Pearton

Retired Mining Engineer

Vice President Exploration

Gibsons, British Columbia, Canada

Johannesburg, South Africa

F C. Harvey

C. R. Jonsson  (2) (3) (5)

Retired Executive                                                                      Corporation Secretary

Oakville, Ontario, Canada

BOARD COMMITTEE MEMBERS

C. R. Jonsson  (2) (3) (5)

(1)  Audit Committee

Principal of Tupper Jonsson& Yeadon

(2)  Compensation Committee

Barristers & Solicitors

(3)  Corporate Governance Committee

Vancouver, British Columbia,

(4)  Nominating Committee

Canada

(5)  Disclosure Committee

R. Liverant (1)

Retired Executive

Vancouver, British Columbia, Canada

L.A. Wilson (1) (4) (5)

Director of Companies

Rowayton CT, United States of America

S. R. Curtis (5)

Vice-President Finance and Chief Financial officer

Johannesburg, South Africa

Corporate Directory

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

        Suite 1201, 67 Yonge Street

40 King Street West

Toronto, Ontario M5E 1J8 Canada

Toronto, Ontario M5H 3Y4 Canada

Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449

Tupper, Jonsson & Yeadon

info@caledoniamining.com

1710-1177 West Hastings St, Vancouver,

British Columbia V6E 2L3 Canada

South África – África Office

Greenstone Management Services (Pty) Ltd.

AUDITORS

P.O. Box 834

BDO Dunwoody LLP

Saxonwold 2132

Chartered Accountants

South Africa

Suite 3300, 200 Bay Street

Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

``

Caledonia Mining (Zambia) Limited

 REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 400 200 University Ave

Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154

Toronto, Ontario M5H 4H1 Canada

           Tel: (416) 361-0152 Fax:(416) 361-0470

Zimbabwe

Caledonia Holdings Zimbabwe (Limited)

BANKERS

P.O. Box CY1277

Canadian Imperial Bank of Commerce

Causeway, Harare

6266 Dixie Road

Zimbabwe

Mississauga, Ontario L5T 1A7 Canada

Tel:(263)(4) 701 151/4 Fax:(263)(4) 702 248

NOMAD AND BROKER (AIM)

CAPITALIZATION at July 31, 2008

RBC Capital Markets

Authorised: Unlimited

71 Queen Victoria Street

Shares, Warrants and Options Issued:

London EC4V 4DE

Common Shares:       500,169,280

Tel: +44 20 7653 4000

Warrants:

12,300,000

Options:

20,080,000

SHARES LISTED

Toronto Stock Exchange Symbol “CAL”

NASDAQ OTC BB Symbol "CALVF"

London “AIM” Market Symbol “CMCL”

Web Site: http://www.caledoniamining.com